Scott Galer
Partner
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September 29, 2011

VIA U.S. MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Atrinsic, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 1, 2011
File No. 333-175283

Ladies and Gentlemen:

On behalf of Atrinsic, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated September 21, 2011 (the “Comment Letter”).  Simultaneously with the filing of this letter, the Company is filing Amendment No. 2 on Form S-3 (the “Amended Registration Statement”) to the Registration Statement No. 333-175283 on Form S-3 originally filed on July 1, 2011, and as amended by Amendment No. 1 filed on September 1, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Prospectus Summary, page 3

1.
We note your response to comment one in our letter dated July 28, 2011, however, we reiterate our request that you remove any additional shares beyond those contemplated by the fixed conversion price for the reasons that you acknowledge, that your stock price has experienced volatility. Please revise to register the number of shares you would issue if conversion were to take place at $2.90 per share or 2,004,655, plus the shares underlying warrants.

Response:

The Company has revised the registration statement to register the number of shares of common stock it would issue if the Note conversion were to take place at a conversion price of $2.90 per share as well as the shares underlying the warrants.  Thus, an aggregate of 5,963,857 shares of common stock are being registered for resale pursuant to the Amended Registration Statement.

Securities and Exchange Commission September 29, 2011 Page 2

Risk Factors, page 9

2.
We note your risk factor which discusses your continued listing requirements for the NASDAQ Capital Market. Please revise to acknowledge that the Securities Purchase Agreement between you and the selling stockholders requires you to maintain such listing and discuss any ramifications of delisting.

Response:

The Company has revised the risk factor to acknowledge that the Securities Purchase Agreement between the Company and the selling stockholders requires the Company to maintain its listing on the Nasdaq Capital Market.  The Company has also added disclosure to generally discuss the ramifications of delisting.

3.
We note your response to comment three in our letter dated July 28, 2011. We further note your disclosure in the second paragraph on page 7 discussing certain payments which may be made to selling stockholders under the registration rights agreement. Please clarify why you have not included the amount of these potential payments in your response.

Response:

The Company has revised its disclosure to include the payments which may be made to selling stockholders under the registration rights agreement.

4.	Also with respect to your response to comment three, please explain the nature of the $35,000 and $25,000 fees due to Iroquois Master Fund Ltd. and the role that Iroquois played in earning such fees.

Response:

Pursuant to Section 4(g) of the Securities Purchase Agreement, the Company was required to reimburse Iroquois Master Fund Ltd. or its designees for all costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the Securities Purchase Agreement and documents relating thereto (including, without limitation, all legal fees and disbursements in connection therewith, structuring, documentation and implementation of the transactions contemplated by the Securities Purchase Agreement and documents relating thereto and due diligence and regulatory filings in connection therewith) in a non-accountable amount equal to $60,000.  The $60,000 paid to Iroquois Master Fund Ltd. was for this purpose, and was not a fee paid to Iroquois Master Fund Ltd.

5.
We note your response to comments three and six in our letter dated July 28, 2011. Please revise to include potential interest payments in the event of default on the notes. Please also include your response to these comments in your disclosure.

Securities and Exchange Commission September 29, 2011 Page 3

Response:

The Company has included the response to comments three and six in the Amended Registration Statement.  The Company notes that it is not possible to calculate potential interest payments in the event of default under the notes, as the amount of interest payable depends upon the duration of the event of default.  The Company has provided disclosure, however, that it is required to make an interest payment equal to 18% per annum on the then outstanding balance of the Notes in the event of default on the Notes during the term of the default.

6.
We note your response to comment three in our letter dated July 28, 2011. Please clarify in both (i)(b) and (i)(c) of your response whether the company may be required to make any such payments. Please also clarify in your response whether there are any payments (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any affiliate of a selling shareholder.

Response:

The Company has clarified in both (i)(b) and (i)(c) of its response that it is not required to make any such payments. The Company has also clarified in its response that there are no payments (including the value of any payments to be made in common stock) in connection with the transaction that the Company has made or may be required to make to any affiliate of a selling shareholder.

7.
We note your response to comment four in our letter dated July 28, 2011 that the table in section (iii) of your response assumes "that the Company is eligible to convert." In your filing, please disclose any and all restrictions on the company's ability to convert the notes. Please also revise to discuss the note holder's conversion right. In this discussion, please clarify the mechanics and any restrictions on the note holder's ability to exercise this conversion right.

Response:

The Company has revised its disclosure to discuss the restrictions on the Company’s ability to convert the Notes.  The Company has also added disclosure to discuss the note holder’s conversion right and the mechanics and restrictions on the note holder’s ability to exercise their conversion right.

8.
We note your response to comment four in our letter dated July 28, 2011. Please include this tabular disclosure and discussion in your filing. In doing so, in section (i), please quantify the amount of the profit, in addition to presenting the percentage. In the tables set forth in sections (ii) and (iii) of your response, please include the original issue discount as part of the profits to your selling shareholders.

Securities and Exchange Commission September 29, 2011 Page 4

Response:

The Company has included the requested disclosure in its Amended Registration Statement.

9.
We note your response to comment five in our letter dated July 28, 2011. Please include this disclosure in your filing. In your calculations of total possible profit resulting from the conversion discount, please include the original issue discount.

Response:

The Company has included the requested disclosure in its Amended Registration Statement.

Selling Stockholders, page 22

10.
We note your response to comment eight in our letter dated July 28, 2011 that "none of the selling stockholders are broker-dealers or an affiliate of a broker-dealer." Please state this in your filing and, in doing so, please remove the qualifier you provide in your response.

Response:

The Company has included this information in the Amended Registration Statement, without the “knowledge” qualifier.

Information Incorporated by Reference, page 29

11.
We note your response to comment 10 in our letter dated July 28, 2011. The appropriate filing date for this Form 8-K is July 1, 2011, because it was filed after close of business on June 30, 2011. Please revise.

Response:

The Company has revised the Amended Registration Statement accordingly.

We hope the above is responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone me at (818) 444-4513.

Sincerely,
/S/ Scott Galer
Scott Galer